Mail Stop 03-05

November 3, 2004

Via Fax and U.S. Mail
Kevin M. Connor, Esq.
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105

RE: 	AMC Entertainment Inc.
	Amendment No. 1 to Schedule 13E-3 filed on October 22, 2004
	File No. 5-34911

	Amendment No. 1 to Schedule 14A filed on October 22, 2004
	File No. 1-08747

Dear Mr. Connor:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We note your response to prior comment 1. As discussed in our Current Issues Outline, the staff has consistently taken the position that members of senior management are affiliates of the company. Rule 13e-3(b)(2) requires that affiliates engaged in a going-private transaction, directly or indirectly, must comply with the requirements of Rule 13e-3. Please revise the filing to add Mssrs. Brown and Singleton as filing persons and make the necessary revisions to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3. Furthermore, we note your response here and to prior comment 15 and reissue this comment with respect to those members of management who may obtain equity interests in the surviving entity.
It appears that the equity interests must be determined prior to dissemination of this filing or it is unclear how these parties will satisfy the requirements of Rule 13e-3.
2. We note your response to prior comment 3. Confirm that should the planned syndications occur prior to the completion of the merger, you will revise your filing documents accordingly. Also, please revise your disclosure to include the dollar limitations provided in your response.

Exhibits
3. We note your response to comment 6. Revise the disclosure document to summarize the differences between Goldman`s May 25 and July 19 presentations. In addition, summarize the Lazard break-up fee analyses in the document. Finally, the Lazard presentations to the independent committee should also be summarized in the document and filed as exhibits to the Schedule 13e-3. We disagree with your analysis that these materials are not materially related to the transaction. Please see In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (Sept. 12, 1988) and the no-action letter Charles L. Ephraim (Sept. 30, 1987).

Special Factors, page 29
Effects on Interests in AMCE`s Net Book Value and Net Earnings, page
31
4. We note your response to comment 15 and reissue the comment. It appears that this information must be provided prior to dissemination of the disclosure document, as discussed above. It is unclear how the company and the remaining filing persons can satisfy their disclosure requirements under Item 1013 of Regulation M-A without this information.

Background of the Merger, page 32
5. Revise to clarify who first suggested the prospect of taking the company private and when this occurred.
6. We note statements in the Delaware consolidated class action complaint regarding potential current or past relationships between Mr. Vardeman and Polsinelli. With a view toward disclosure, describe any such relationships, if they exist, and any compensation Mr. Vardeman received. Also tell us whether Polsinelli received or is to receive compensation from the company for past or contemplated future relationships.
7. We note your response to comment 33 and the added disclosure in this section. Clarify why Lazard did not use the premiums analysis in evaluating the fairness of the transaction.
Reason for the Independent Committee`s Recommendation; Factors
Considered, page 48
8. We note your response to prior comment 21 and we reissue this comment. Revise to explain the "current economic, industry and market conditions" and the "nature of the conditions to the obligations of such [reputable] institutions," as well as similar generalizations included in each filing persons fairness discussion. Quantify the factors considered to the extent possible. For example, quantify the percentage of transaction equity value represented by the termination fee, the amount of cash AMCE had on hand, and AMCE trading discount, among others. Where you cite the fact that this transaction compares favorably with the factors analyzed by the fairness advisors, revise to quantify each so that the favorable comparison is included in this section. For example, where the independent committee cites Lazard analysis, quantify the factors cited in each bullet point.
9. Revise to clarify what consideration each of the filing persons gave to the following information:
* Goldman`s past and current relationships with the company and affiliates engaged in the transaction and the compensation Goldman received or will receive in connection with those relationships;
* The timing of the announcement of this transaction, on the same date as the company`s "record" financial results, and whether this suppressed a more positive increase in the market price of the company`s common stock;
* The premiums analysis prepared by Lazard; and
* Whether AMCE trades lower than its peer group due to its complex corporate structure.
10. Disclose who represented the Class B stock in the negotiation of the proposed merger. We note that Charles Egan, Jr. was appointed to oversee negotiations on behalf of the entire Board.

Reason for the Board`s Recommendation, Factors Considered, page 52
11. We note your response to prior comment 24. Provide disclosure regarding the Board`s consideration of tax effects to Apollo and management.
12. We reissue comment 29 with respect to the fairness determinations by each filing person. Provide further explanation regarding why the board and special committee did not consider the factors discussed on pages 58-9 and 59-60. Provide similar clarification for the remaining filing persons. Note, for example, that it is not sufficient to state that liquidation value was not considered because the company does not intend to liquidate. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). The explanation regarding why each factor was not considered should address why the party did not feel that factor was material or appropriate without reference to other Item 1014 factors. Position of Holdings and Marquee as to the Fairness of the Merger, page 65
13. We reissue comment 39 with respect to Holdings and Marquee. Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. If a filing person relied on the analysis of another, such as the board, independent committee, or the financial advisor, it must expressly adopt the analyses of the party that performed the Item 1014 analysis in order to fulfill its disclosure obligation. It appears that Apollo, JPMP and Marquee are relying on the analysis of the board and/or special committee. For example, on page 62, Apollo cites the board`s belief regarding the need for an unaffiliated representative. The determination should address Apollo`s beliefs or adopt the board`s analysis regarding procedural fairness. Please note that a filing person cannot insulate itself from liability by relying upon another`s analysis that does not comply with the specific disclosure requirements of Schedule 13E-3. Revise each fairness determination accordingly.

Opinion of Lazard, page 65
14. Disclose the criteria each financial advisor used to select comparable transactions and comparable companies. Clarify why Lazard did not include the transactions listed at the bottom of page 19 of its July 19, 2004 presentation as comparable transactions.

Opinion of Goldman Sachs, page 72
15. We reissue comment 31. Please advise us whether the fairness opinions relate only to unaffiliated security holders, as that term is defined in Rule 13e-3(a)(4), rather than stating what the financial advisors intended. If the opinions address the fairness of the transaction to any person other than the unaffiliated security holders only, then revise the disclosure to clarify what consideration the board and independent committee gave to this fact. We note that the references to the fairness opinions on pages 49 and 53 do not clarify this information.
16. We note your response to prior comment 34. First, you respond that Goldman`s analysis did not include the ordinary step of calculating a price range under the trading and transaction comps analysis. Please explain this in your disclosure. Second, clarify here that Goldman used the management projections to calculate cash flows in its DCF and LBO analysis.
17. Refer to the disclosure on pages 79-80. Revise to disclose the compensation paid to or to be paid to Goldman with respect to each material relationship between Goldman, its affiliates and/or unaffiliated representatives and AMCE and/or its affiliates, as required by Item 1015(b)(4) of Regulation M-A.

Our Projections, page 81
18. We reissue comment 41. You must disclose all projections that were provided to the third party advisors. Revise to disclose the differences between the two sets of projections and the reasons for the changes, as discussed in your supplemental response.
19. We reissue comment 43. You may explain that you did not prepare information included in the document, but you may not disclaim responsibility for the information. If the information is inaccurate or the assumptions and estimates are no longer valid, then revise to disclose these facts and explain why this information should not be relied upon.

Interests of Certain Persons in the Merger, page 85
Interests of AMCE Executive Officers, page 87
20. Your disclosure under the New Option Program states that "the aggregate number of options to be issued under the new management stock option plan is expected to represent 6% of the fully-diluted outstanding common stock of Holdings as of the consummation of the merger." Please reconcile this disclosure with your response to prior comment 1.
21. We note your response to prior comment 44 and reissue the comment. As discussed in your supplemental response, these parties do have interests in the transaction, and these interests should be disclosed in this section.

Material U.S. Federal Income Tax Consequences, page 102
22. We reissue comment 45. Revise this section to disclose the material tax consequences of the transaction to the company, its affiliates and the unaffiliated security holders, as required by Item 1013(d) of Regulation M-A. Delete qualifying words such as "generally" or "should," or revise the disclosure to clarify why you are not certain of the material federal tax consequences, as discussed in our prior comment. In doing so, clarify the tax consequences to common stockholders.
Closing Comments

Please amend the Schedule 13E-3 and Schedule 14A in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

You may contact Katherine Mathis at (202) 942-1994 or David Humphrey, Branch Chief, at (202) 942-1995 if you have questions regarding comments on the financial statements and related matters. Please contact Mat Bazley at (202) 824-5220 with any other questions or you may reach me at (202) 942-1881.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers & Acquisitions


cc: 	Via facsimile: (917) 777-3176
Eileen T. Nugent, Esq.
	Howard L. Ellin, Esq.
	Gregg J. Winiarski, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	4 Times Square
	New York, New York, 10036

Kevin M. Connor, Esq.
AMC Entertainment Inc.
November 3, 2004
Page 1